UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ATS Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00211E104

(CUSIP Number)

Chris Kuchanny Chairman Osmium Special Situations Fund Ltd Canon’s Court, 22 Victoria Street, Hamilton, HM 11, Bermuda (441) 296 7130

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 00211E104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Osmium Special Situations Fund Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) WC
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 4,759,780
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 4,759,780
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,759,780
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.08%
14.	Type of Reporting Person (See Instructions) IV

CUSIP NO. 00211E104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Osmium Capital Management Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 4,759,780
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 4,759,780
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,759,780
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.08%
14.	Type of Reporting Person (See Instructions) IA

CUSIP NO. 00211E104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Chris Kuchanny
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 4,759,780
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 4,759,780
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,759,780
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.08%
14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) to Schedule 13D amends and supplement the Statement on Schedule 13D originally filed on February 5, 2010, as amended on October 25, 2010, with respect to the Common Stock, par value $0.0001 per share (the “Common Stock”) of ATS Corporation, a Delaware corporation (the “Issuer”). The address of the executive offices of the Issuer is 7925 Jones Branch Drive, McLean, Virginia 22102.

This Amendment No. 2 is being filed by Osmium Special Situations Fund Ltd (the “Fund”), Osmium Capital Management Ltd (“Osmium”), and Chris Kuchanny (“Mr. Kuchanny” and together with Osmium and the Fund, the “Reporting Persons”). Certain terms used but not defined in this Amendment No. 2 have the meanings assigned thereto in the Schedule 13D, as amended. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D, as amended. The Schedule 13D is hereby amended and supplemented by this Amendment No. 2 as follows:

Item 4.	Purpose of Transaction

On February 11, 2011, the Fund sent certain written materials (the “Proposal”) to the Issuer for inclusion in the proxy statement and notice of meeting to be sent to stockholders in connection with the forthcoming Annual Meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934. The Proposal, attached hereto as Exhibit 1, requests the Board take steps to reorganize the board of directors into one class subject to election each year.

The Reporting Persons believe that the Issuer’s present market capitalization does not accurately reflect the underlying value of the Issuer’s U.S. federal service business, industry-leading margins, relatively low Department of Defense exposure, recently re-won long duration backlog and prospective contract opportunities. The Reporting Persons intend to work with the Board, management, shareholders and others to maximize value for all stakeholders.

Osmium effected the acquisition of the shares of Common Stock on behalf of the Fund for investment purposes, may effect purchases or sales of the Issuer’s stock at its discretion, and presently intends to contact members of the Issuer’s Board or management from time to time to discuss shareholder matters including, but not limited to, corporate governance and board composition. Osmium may take such actions from time to time as it deems necessary or appropriate to maximize the value of the Fund’s investment in the Issuer’s securities, including communication with other shareholders, industry participants and other interested parties concerning the Issuer. Osmium intends to review continuously the Fund’s investment in the Issuer and may in the future change its present course of action. Depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Common Stock or other securities of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, Osmium may cause the sale of all or part of the shares of Common Stock held by the Fund, or may cause the purchase of additional securities of the Issuer, in privately negotiated transactions, as part of a cash tender offer or exchange offer, or otherwise. Any such purchases or sales may be made at any time without prior notice. Depending upon the foregoing factors or other factors not listed herein, the Reporting Persons may formulate other purposes, plans or proposals with respect to the Issuer, the Common Stock or other equity securities of the Issuer.

Item 5.	Interest in Securities of the Issuer

Item 5 hereby is supplemented as follows:

(a and b) As of the date of this Amendment No. 2, the Fund beneficially owns an aggregate of 4,759,780 shares of Common Stock (the “Shares”). The holdings of the Fund represent 21.08% of Issuer’s total outstanding Common Stock. By virtue of the relationship between the Reporting Persons, the Reporting Persons share voting and dispositive power over the Shares.

(c) During the past sixty days, none of the Reporting Persons have effected any transactions in shares of Common Stock.

(d) Other than the Fund, which directly holds the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 7.	Material to Be Filed as Exhibits

1.	Cover letter and shareholder’s proposal submitted by the Fund to the Issuer on February 11, 2011 pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2011	Osmium Special Situations Fund Ltd

/s/ Chris Kuchanny
	Name:	Chris Kuchanny
	Title:	Chairman

Osmium Capital Management Ltd

/s/ Chris Kuchanny
	Name:	Chris Kuchanny
	Title:	Chairman & CEO

/s/ Chris Kuchanny
	Name:	Chris Kuchanny